Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

JANUS CAPITAL GROUP

Moderator:  John Groneman

April 20, 2017

9:00 am CT

Operator:  This communication contains forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These forward-looking statements may include management plans relating to the transaction, the expected timing of the completion of the transaction, the ability to complete the transaction, the ability to obtain any required regulatory, shareholder or other approvals, any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the transaction, any statements of expectation or belief, projections related to certain financial metrics, and any statements of assumptions underlying any of the foregoing.

Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, plan, seek, target, outlook, estimate, forecast, project, and other similar words and expressions, and variations or negatives of these words.

Forward-looking statements, by their nature, address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control.

Forward-looking statements speak only as of the date they are made. And investors and security holders are cautioned not to place undue reliance on any such forward-looking statements.

Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so except as otherwise required by securities and other applicable laws.

Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements, and future results could differ materially from historical performance.

Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A, Risk Factors, in Janus Capital Group’s Annual Report on Form 10-K, and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility that expected benefits of the transaction may not materialize in the time frame expected or at all, or may be more costly to achieve, that the transaction may not be timely completed, if at all, that prior to the completion of the transaction or thereafter, Janus Capital Group’s businesses may not perform as expected, due to transaction-related uncertainty or other factors, that the parties are unable to successfully implement integration strategies related to the transaction, that required regulatory, shareholder or other approvals are not obtained, or other customary closing conditions are not satisfied in a timely manner or at all, reputational risk and the reaction of the company’s shareholders, customers, employees, and other constituents to the transaction, and diversion of management time on merger-related matters.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters, attributable to Janus Capital Group or any other person acting on their behalf, are expressly qualified in their entirety by the cautionary statements referenced above.

For any forward-looking statements made in this communication or in any document, Janus Capital Group claims the protection of the Safe Harbor for Forward-looking Statements contained in the Private Securities Litigation Reform Act of 1995. Annualized pro forma, projected and estimated numbers, are used for illustrative purposes only, are not forecasts, and may not reflect actual results.

Parts of this communication are being made in respect of the proposed transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).

This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders, and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed transaction.

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities. In connection with the proposed transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group, and other documents regarding the proposed transaction with the SEC.

Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group when it becomes available, and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed transaction.

Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its annual reports on Form 10-K, its proxy statements, its current reports on Form 8-K, and its quarterly reports on Form 10-Q.

When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s Web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc., at 151 Detroit Street, Denver, CO 80206, c/o General Counsel and Secretary.

Janus Capital Group, Henderson Group, and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed transaction.

Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s annual report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed transaction may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

This communication shall not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Good morning. My name is Jennifer, and I will be your conference facilitator today. Thank you for standing by, and welcome to the Janus Capital Group First Quarter 2017 Earnings Conference Call. All lines have been place on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer period. In the interest of time, questions will be limited to one initial and one follow-up question.

In today’s conference call, certain matters discussed may constitute forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements, due to a number of factors including, but not limited to, those described in the forward-looking statements and risk factors sections of the company’s most recent Form 10-K, and other more recent filings made with the SEC. Janus Capital Group assumes no obligation to update any forward-looking statements made during the call. Thank you.

Now it is my pleasure to introduce Dick Weil, Chief Executive Officer of Janus Capital Group. Mr. Weil, you may begin your conference.

Dick Weil:  Thank you, operator. Welcome, everyone, to the first quarter 2017 earnings presentation for the Janus Capital Group.

As normal, I’ll give you an executive summary from my perspective. Our CFO, Jennifer McPeek, will take you through the results in some more detail. And then we’ll address some special topics, and lastly take questions.

So starting at the top, my perspective on the quarter really has three parts. First, we saw some disappointing net outflows, primarily driven by challenges at INTECH, which were not entirely surprising given the challenges in investment performance that INTECH put on in the second half of last year, which we’ve talked about on prior calls.

However, despite the headwinds at INTECH, we continue to see growing market share among our fundamental equity strategies in the U.S.

So the first element was net flows. The second element I want to call your attention to is improving short-term investment performance. Now I think we all have to be careful. Short-term investment performance is never something we want to make too much of. But we were encouraged that investment performance during the first quarter in our largest fundamental equity strategies and at INTECH was improved.

Third piece I’d like to call your attention to is obviously the merger with Henderson. As we prepare for Janus and Henderson shareholder meetings next week, we’re more convinced than ever that the combination of these two firms makes both of us stronger than either would be apart.

We’re making good progress building a single, leading, global, active asset manager. Over the last three months we’ve continued to do very important things with people, with process, a bunch of legal filings, making progress on the proxies. And so from a process standpoint, we’re really getting there. And we’re anticipating success in our meetings and proxies, et cetera.

And separate from that, on the people side, we’re continuing to reconfirm that the folks at Henderson are really a good match for us, and that together these firms can join and form a single new firm which will deliver a greater strength than either one would have separately. So our level of conviction continues to rise.

With that, let me take a look slightly more deeply into each piece. First, looking at flows. First quarter 2017 company net flows were $4.7 billion out, compared to net out of $300 million in the fourth quarter of 2016.

Obviously the biggest difference was INTECH. INTECH’s net outflow in the quarter was $3.8 billion, compared to $1.6 billion out in the fourth quarter, driven substantially by recent underperformance, which we’ve talked about. It’s important to note that that first quarter outflow was driven by two large mandate losses totaling $3.3 billion.

I think it probably goes without saying that when you lose two large mandates like that, they tend to be at a lower fee rate, which is certainly true in this case. And so it’ll have less revenue effect than you might have thought on the AUM line. I’ll talk a bit more about INTECH later in the presentation.

Despite those challenges, we were encouraged that the U.S. intermediary channel had a first quarter 2017 fundamental equity net inflows of approximately $600 million, which is a 7% annualized organic growth rate, comparing favorably on a relative basis to meaningful outflows across the U.S. active equity mutual fund industry. And obviously that’s our most important marketplace, and that’s tremendously important validation of the progress we’re making, and the good work of our people.

Perkins continues to improve, with net inflows of approximately $200 million in the first quarter of 2017, which represents an annualized growth rate of 6% for them, which also compares very favorably to the industry. And we’re really pleased to see Perkins continuing to restore itself to strength in that part of our franchise.

Moving on to performance, in fundamental equity we were pleased to see good performance out of our fundamental equity strategies during the quarter. Again, caveat, it’s a quarter, and so I don’t want to make too much of it. But as you may remember, the first quarter of last year was particularly challenging for these strategies. I’m happy to report that we came out of the gates much stronger this year.

At the end of March, 62% of our fundamental active equity assets were outperforming peers over the one-year time frame, compared to only 46% at the end of the fourth quarter. Additionally, this better performance also led to some modest improvement in our mutual fund performance fees during the quarter.

At INTECH, while serious underperformance was present in the second half of 2016, and obviously was the major factor in their flows, in the first quarter all but one of their relative return strategies experienced outperformance. One quarter of outperformance won’t fully address the challenges they face, but it’s a good start to this current year.

A third and final piece of the story is the proposed merger with the Henderson Group. For the last seven months, both organizations have been focused on preparing for launching the new Janus Henderson. And we’ve made significant progress.

The work we have done has solidified our commitment to this transaction. We stand here today even more convinced than we were when we signed the deal that we are on a good path to creating a leading global active asset manager.

We will have enhanced ability to deliver superior service to a broader range of clients. We’re going to have a richer and broader investment team. And we’re going to be better positioned to capture operating synergies and operating leverage as a combined firm. So we should be stronger on the client side, on the investment side, and financially as we face the challenges that our industry faces.

With all that said, let me turn it over to Jennifer McPeek for a deeper dive into the quarter’s results.

Jennifer McPeek:  Thank you, Dick. Let’s turn to page seven with a summary of our financial results. Our average AUM increased 5% compared to the fourth quarter as a result of market gains, which were partially offset by total company net outflows during the quarter. First quarter average AUM of $201.4 billion is the highest quarterly average since the fourth quarter of 2007.

Our first quarter revenue was $257.6 million. That’s a 2.5% increase compared to the prior quarter, and that results primarily from the net impact of those higher average assets, offset by two fewer calendar days in the quarter.

Reported operating income was $55.3 million, or $75 million when it’s adjusted for almost $20 million of merger expenses. Our adjusted operating income was 6% higher than the prior quarter and 20% better than a year ago.

                                                Reported earnings per share were 17 cents for the first quarter. Excluding 6 cents of merger cost, our adjusted EPS is 23 cents, compared to adjusted EPS of 20 cents in the prior quarter, and 19 cents a year ago.

Slide eight, investment performance. The fundamental equity performance remains strong with greater than 60% of assets in the top two Morningstar quartiles across one-, three- and five-year basis. The one-year results on noticeable improvement quarter-over-quarter as the funds put up strong results. Additionally, 56% of our complex-wide mutual funds have a four- or a five-star Morningstar rating.

Mathematical improvements. Our INTECH strategies improved during the first quarter relative to what we saw in the second half of 2016. However, it will take some additional periods of outperformance before we see those improved results reflecting in our reported performance. Dick will discuss INTECH a bit further later in the presentation.

Despite some challenging relative performance for fixed income, I will note that the absolute returns are solid and are in line with our clients’ expectations.

Slide nine breaks down our flows. Our first quarter total company net outflows declined to 4.7 billion of outflows. INTECH drove the majority of outflows in the quarter primarily from two large mandate losses that totaled $3.3 billion.

Fundamental equity outflows were $600 million for the first quarter. Perkins was a highlight. They continued to do well and had positive flows again this quarter.

Despite total outflows for Janus equity, a sub-channel result in our U.S. intermediary business was very positive. They actually posted their fourth consecutive quarter of positive equity net flows, which continues to capture market share and is particularly encouraging given headwinds for active equity in that channel.

Decline in fixed income flows quarter-over-quarter is mainly attributable to the absence of a large mandate win which we experienced last quarter.

Now on slide ten we break down our revenue and our performance fees. As I noted earlier, total revenue increased 2-1/2% over the prior quarter. Higher management fees reflect higher average AUM, offset by two fewer days. The weighted average management fee remained unchanged this quarter at 46.3 basis points.

Performance fees on our mutual funds were slightly improved, $(13.2) million compared to $(14.2) million last quarter.

Private account performance fees in the first quarter were $(0.5) million which compares to $0.1 million in the fourth quarter. Negative separate account performance fees are not a normal part of the fee structure but it was related to an account termination at INTECH, not expected to repeat.

Slide eleven, operating expenses. Total operating expenses were up 7% compared to the prior quarter. However, if we exclude deal expenses, operating expenses were only up 1% compared to the fourth quarter.

Some ratios. The total comp-to-revenue ratio for the quarter was 42.3% which is very much in line with our historical ratios and also with previous guidance.

Operating margin, when you exclude those deal-related expenses, was 29.1%, a nice improvement compared to an adjusted margin of 28.2% in the fourth quarter and 25.2% a year ago.

LTI expense for the first quarter was $18.1 million compared to $19.4 in the fourth quarter. And those deal-related costs were $19.7 million.

$19.7 million has a few large chunks in it, $14.5 million was in the marketing and advertising line. That was largely related to proxy expenses for both the corporate merger and, more significantly, the mutual fund mergers. We had about $5 million of deal-related costs in the G&A line. That’s legal, other advisory fees, some T&E.

Now I’ll turn to slide 12 and look at our balance sheet and capital management activities. Total cash and investments decreased approximately 18% due to some of our seasonal compensation payments along with the purchase of the remaining 49% interest in Kapstream.

We returned roughly $20 million to shareholders via the quarterly dividend. And on April 18th the board approved a quarterly cash dividend of 11 cents payable in May.

With that, I’ll turn it back over to Dick for an update on INTECH and the progress of our merger with Henderson.

Dick Weil:  Thank you, Jennifer.

Turning to our special topics, the first is INTECH. On page 14 we present a chart with INTECH composites showing their three-year performance on a quarterly basis. Each dot is a three-year period of time measured for each quarter.

And what it shows is 385 of that 589 periods, or 65% of the time, across these 16 composites net of fees, INTECH has generated outperformance over that preceding three-year period of time.

You can see by looking at the distance of the blue dots and the red dots from that center line that they’ve done really well in controlling risk, by and large. And so as you look at the closeness of those red dots to the diagonal line, what you can see is even when they have faced underperformance for that three-year period of time, that underperformance has been relatively modest.

I think it’s important after a really difficult last six months of 2016 to go back and look at the full record from INTECH’s investment performance and acknowledge that while that six months was pretty darn painful for clients and for us, it doesn’t invalidate the very long and powerful track record that they’ve put up across these 16 composites for many years.

And so I continue to have personally a lot of confidence in the excellence of their work. And I know we’re going through a difficult period, but I think they will have the opportunity to continue to prove that in the years ahead and we remain optimistic about their long-term future.

Turning to slide 15, we’ve laid out the investment performance of INTECH’s five largest strategies by composite. I don’t want to make too much out of just one quarter of investment performance and frankly the prior page is a much more significant set of time periods to look at when assessing the strengths of INTECH’s investment process.

But given the way our business works, I think we all know that after putting on a very difficult period over the last year, certainly the last half of last year, the first quarter took on some significance, maybe outsized significance as it’s affected our clients.

You can look at the five largest strategies here, and in Q1 they all demonstrated some substantial performance. And as noted on the bottom of the box here on page 15, the five largest composites represented here accounted for 60% of the assets under management at the end of March.

So as I said earlier, all but one relative return strategy at INTECH experienced outperformance in Q1. And I think that’s an important signal to clients to earn the time and respect to continue to deliver outperformance and dig out of the hole that they’ve suffered in the last half of last year.

I can’t predict the future. I can’t predict what the net outflow scenarios look like for INTECH. Obviously they’ve gained and lost assets in a lumpy fashion and that makes it particularly challenging I think to assess in the short term. But I think if they can continue to put up good performance and dig out of the hole, we remain very optimistic for their ability to come back and get back to positive growth.

So again, caution that it’s only one quarter of performance, but optimistic signs coming out of that period for INTECH.

Let’s turn to slide 16. Slide 16 is really about reminding ourselves why is it we’re going through this very difficult and challenging merger process. Obviously with thousands of pages of documents filed and lots and lots of people impacted in all sorts of ways, this is just a gigantic effort that has really taken extraordinary work on the part of teams at Janus and Henderson to carry off.

And I think it’s worthwhile going back and asking ourselves, are the premises still true? Why did we do this? And why are we convinced it’s a great deal?

Well the first thing is, looking at the two companies and putting them together—our distribution, our client relationships are strong in different channels in different countries, in different places—and putting them together gives us a much stronger client roster and a distribution opportunity.

And I think as we’ve gotten to know each other through this process, we are even more convinced that that is true and that the combined firm will have a better opportunity on the distribution side.

The second thing we’ve been exploring in obviously even more detail is putting the investment teams together. And as we’ve done that work and communicated with people and started building the single investment team coming out the other end, we are confirming our initial belief that these two investment teams, when put together, can create a broader, deeper and stronger set of investors that either one of us had on our own.

And finally we’ve obviously made some promises around synergies and economies of scale. And as we’ve worked together as two firms to prepare for closing day, we’ve become increasingly confident that we can deliver on those promises and that the combined Janus Henderson will have increased opportunity to deliver profitability to our clients.

And so all three central premises of the deal I think have been strengthened through the process of working through the actual merger. And as I stand here today, I am more confident than I’ve ever been that this merger is the right step for us as Janus Capital Group but also for both companies, and that the resulting single company will be stronger than either one of them independently.

Page 17 highlights some progress to date. Across both firms we’ve made great progress in personnel decisions and in establishing new leadership teams in each department and across the firm.

And we’ve made progress with our U.S. mutual fund shareholders in their very, very complex proxy processes. The U.S. fund shareholders have met the requirements outlined in the merger agreement as the threshold condition for the deal. We’re on track for combination of our mutual fund trust which is scheduled to be completed by early June.

On the branding and promotions side we’ve had teams from across the globe work together to ensure that we’re ready on day one of the combined organization to present a brand identity of a unified organization and deliver seamlessly to our clients.

We’ve done a lot of other prep for day one including sales teams getting training on the respective new products from each side so that we can begin to develop the new sales processes to sell each other’s products and to fulfill the promise of this combination.

On the regulatory side we’ve received all necessary regulatory approvals.

And on the cost synergy side we have continued to increase our confidence that we’ll deliver the $110 million of synergies that we have previously described.

For seven months both organizations have been focused on the literally thousands and thousands of to-dos, preparing for the launch of Janus Henderson with our clients and investors.

I would like to personally thank all of the Janus and Henderson employees for your tireless work. It’s been a remarkable effort and you’ve done great work. I know you’re tired but it’s really been worth it. And I couldn’t be more excited about our combined future together. So thank you for all you’ve done.

With that, I’ll turn it over to the Operator and take questions.

Operator:  Thank you. Ladies and gentlemen, at this time we will conduct the question and answer session. In the interest of time, questions will be limited to one initial and one follow-up question.

If you would like to ask a question, please press Star 1 on your phone now and you will be placed in the queue in the order received. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.

Once again, please press Star 1 to ask a question. We’ll pause for just a moment to allow everyone an opportunity to signal for questions.

And our first question will come from Ken Worthington with JP Morgan.

Ken Worthington:  Hi. Good morning. I’m sure there’ll be a lot of questions on INTECH but maybe to start off there. Was there a rationale given by the two big redeemers this quarter? And do those investors still have meaningful investments in either INTECH or Janus more broadly?

Dick Weil:  Thanks, Ken. This is Dick. One of the two was a full termination and it ended the relationship. And the other one was a partial redemption.

Other than that, I wasn’t in the meetings of direct communication. I can’t tell you precisely what was said. But it’s clear that the underperformance for the last half of last year played a significant role in their decision-making.

Ken Worthington:  Okay, thank you. As a follow-up, fixed income sales slower. It had been my impression that the Japanese, Diam and Dai-ichi were, you know, definitely buyers of Janus fixed income product over time. What is sort of the latest on these kind of Japanese relationships with regard to fixed income? And maybe what I’m trying to get at is how does the fixed income sales momentum look like from these Japanese investors? Is it sort of constant? Has it deteriorated? Is that why, you know, sales in fixed income may be less robust than they had been? Any connection between the Japanese and fixed income? Thank you.

Dick Weil:  Well, let me start from the top of just looking at our assets in Japan as a bucket. Across that bucket, approximately 42% of it is invested in fixed income. About 45% of it is invested with INTECH and about 13% of it is invested in fundamental equity by Janus and Perkins. So that’s the breakdown.

I can’t tell you that I have noticed a big trend in motion there.

Most recently our very good partner Dai-ichi Life has been focusing on making some initial investments in Henderson strategy which we are really grateful for. And it continues, you know, their history and tradition of being just outstanding partners.

And so I would say the relationships in Japan are, you know, as good as they’ve ever been and we couldn’t be more grateful.

I don’t think there’s a big change in appetite to report for fixed income at this point.

Ken Worthington:  Okay, great. Thank you very much.

Operator:  And next we will hear from Alex Blostein with Goldman Sachs.

Alex Blostein:  Great. Hi. Good morning, everybody. Question on the merger, two-part question, I guess, there. So, I guess, one, as you guys get closer to completing the deal and the strategies have been a little bit more aligned, wondering if you can give us any updated thoughts around kind of the organic benefits that you thought you could achieve by doing this deal—I think it was a couple hundred basis point improvement—and what you otherwise would have.

                                                And then separately, I guess, on the synergy front as well, anything that particularly makes you a little bit more concerned now that you guys are probably having more conversations with clients on both fronts, the Janus side and the Henderson side.

Dick Weil:  Well, let me start by responding to your second point about clients. You know, the client feedback continues to be overwhelmingly positive.

Of course in a transaction like this, you are going to get some people, U.S. institutional consultants and others, who will take a measured wait-and-see attitude. And that’s also happening. And particularly in areas where there’s overlap or there’s been a bunch of change there are going to be some clients who are, you know, just less than happy with that outcome and we’re seeing a little bit of that too.

But really the main client feedback, the overwhelming client feedback has been quite positive and that continues to be true. It really hasn’t changed since the first moments that we’ve announced the deal. Remind me again, what was your second question? I lost it.

Alex Blostein:  Just the first part about, you know, when you announced the deal you said you thought that the organic benefit to the business is going to be, you know, improvement in organic growth right by I think a couple hundred basis points versus what you would have been able to achieve. And that was kind of the feedback that you got from the salespeople and the distribution channel. I’m just wondering if there’s any update to that number?

Dick Weil:  I don’t have an update to that number. I think, you know, since that time we’ve done the good work of starting to inform the different distribution teams. They’re starting to report, you know, increasing enthusiasm about having access to each other’s lineups and that’s a good sign but I think it’s too early to update the expectations on cross sells of each other’s products. I don’t have anything more specific than sort of, you know, building process and momentum in the pipes.

Alex Blostein:  Got it. Thanks. And then just my follow-up for Jennifer when I look at non-comp expenses and again excluding all the M&A charges and excluding distribution expense, looks like you guys were around $40 million. That’s the lowest I think it’s been on the quarterly basis for several years now. So I’m just wondering if that’s a decent run rate or not or you guys are holding back on some things because obviously there’s a lot going into the merger right now and how we should think about that kind of on a Janus standalone basis for the remainder of the year?

Jennifer McPeek:  Sure. Well first of all the Janus standalone basis will only be for another couple months. So, you know, if you’re modeling it separately I think it’ll start to get modeled past the merger and you should think about it as a combined. Those reductions in kind of business as usual costs I think we’ll continue to see that rate as we’re going through the integration, right. I mean there’s a lot of effort going on and a lot of expenses being incurred on the deal and you can only do so much. So yes, to answer your question I think it’s a good run rate.

Alex Blostein:  Got it. Okay, thanks.

Operator:  And we will now hear from Patrick Davitt with Autonomous.

Patrick Davitt:  Good morning, thank you. Another one on INTECH. Broadly, is there any kind of incremental anecdotal color you can give around how the clients, beyond these two lumpy outflows, how the clients are reacting to the performance, be it redemption notices or client review or consultant reviews? And then the second question around that I think you talked about non-U.S. demand being pretty high for that product last year. Has the performance in the second half of last year really impacted that demand?

Dick Weil:  Taking your second part first, yes, the performance has certainly impacted, you know, opportunities, including opportunities offshore. On the other hand that, you know, they do continue to gather some new assets and wins offshore as well. So it’s not a one-way flow. It’s a two-way flow and they continue to chase really significant opportunities offshore. So, I don’t know how I could be more precise and be helpful to you.

In terms of color to client reactions, you know, the problem with trying to answer that it’s a string of anecdotes. Every client, these big institutional clients that have made up so much of INTECH’s business they are individuals and each one has an individual story. So if we start talking about a big Asian institution, you know, I really can’t say anything that’s significantly true about one that is necessarily true about another, and I hesitate to give you points that I don’t recommend you extrapolate from. And so it’s hard for me to give you anything meaningful in response to your question. I don’t want to duck it.

Patrick Davitt:  Yes.

Dick Weil:  You know, I think it’s a balance. INTECH has delivered strong results for clients over a period of 30 years but not all the clients have experienced that 30 years. If you’ve only been here for a year and, you know, the first thing that’s happened to you is you’ve been punched in the nose that’s pretty darn disconcerting.

Patrick Davitt:  Right.

Dick Weil:  And then every client’s going to have their individual reaction to that outcome and you can see what that reaction was primarily from two huge clients in the first quarter. So, you know, what do we face? We are definitely, you know, on a delicate watch with clients. That first quarter helps. But we remain unpleasantly sensitive to shorter term results as we dig out of that hole that was created in the second half of last year and I really can’t do better than that in describing the situation.

Jennifer McPeek:  I have a little bit of data to add to that, Patrick, if it’s helpful. On a gross sales basis the non-U.S. sales for INTECH were higher than they’ve been in all of 2016 on an annualized rate. So they are continuing to sell overseas.

Patrick Davitt:  And it’s fair to say then that you don’t know of other large redemption notices right now as of today?

Dick Weil:  Yes that’s, you know, the way we handle this is we report on the quarter looking back and we don’t give a current quarter update of wins or losses. So apologies but, you know, we’ll be back to you next reporting period.

Patrick Davitt:  Thank you.

Operator:  And we will now hear from Robert Lee with KBW.

Robert Lee:  Thanks. Good morning. Thanks for taking my questions. Maybe, understanding, Dick, that, you know, it’s hard to be too precise in terms of, you know, synergies, you know, from a sales perspective, but knowing you talk about coming out swinging when the deal closes, you know, I’m just kind of curious if you can provide some color around which product sets do you feel like there’s the most opportunity, whether it’s Henderson products, you know, that you can sell in the U.S. or Janus products through the Henderson network outside the U.S. where do you feel like is the greatest potential for some, you know, near-term traction?

Dick Weil:  Good question, thanks Robert. I guess the first thing I want to say is for us to build up really meaningful success in cross-selling is the work of years not days. So I don’t want to start with the notion that all of a sudden, you know, there’s a huge new tap that we’ll turn on on day one. It’s a process. It’s a sales process. First you have to complete the internal education. Then you have to go out and start acquainting your clients to it and, you know, then you have to get through the sales cycle and start bringing in money.

Obviously our central great strengths is our U.S. intermediary distribution and our relationships in Japan. And so in those two markets is where I think we can help Henderson most. I think their strengths in the U.K. and in Europe are places where they can help us the most. But I wouldn’t want you to think that, you know, on day one a huge tap is going to open in either one of those markets. Both of those are competitive markets and it’s going to take some time.

In terms of product mix, you know, that’s going to be sensitive to which way folks are moving at which time. Our, you know, Bill Gross products, our Mryon Scholes products, our even our concentrated U.S. equity products, I think we have some significant opportunities in asset allocation. I think INTECH’s strategies have some significant opportunities. It’s a pretty broad group of things that we can offer to complement what they’re currently doing.

Coming back our way clearly their equity income products will have a chance to help us. Their emerging market products will have a chance to help us. And if the world isn’t so negative on U.K. and European and those kind of international strategies, they have some strength there that could certainly help us. So those are some ideas about where it can happen both in terms of markets and products. But the main thing I want you to know is it’s going to be a process that takes, you know, more than a day to turn on.

Robert Lee:  Okay and thanks. And maybe as a follow-up just maybe a refresher on how we should think about capital management post-merger? If I remember correctly, you know, I think my general sense is that certainly Henderson has been much more dividend focused, not so much share repurchase. Obviously, you have stopped buying back stocks since the merger was announced. But post-deal should, you know, should we think that there’s any place for share repurchase or much of a place for share repurchase, you know, post-transaction and then also how I guess related to that do you feel like there’s, between the two firms, there’s enough of a capital dedicated to new products and seed investments or is there any reason to think that gee, maybe that will actually pick up post deal as you look at, you know, new ways to expand?

Jennifer McPeek:  Thanks for those questions Robert. Our overall payout ratios are pretty similar between the two firms when we think about where Janus was moving towards and our payout ratio and where Henderson is today. But you’re right the mix is very different and I think that’s largely a product of where the investors are and what the shareholders’ preferences are. So the new firm will be New York Stock Exchange listed. And the treasury and finance team together with the board will look at the best way to return that capital.

So I think it’s entirely plausible and maybe I would even go as far to say likely that there will be share repurchases as part of the overall capital return policy. But that’s not yet been discussed. It’ll be a matter to put to the new combined board of Janus Henderson. Your other question on seed, we’ll have a pretty healthy seed book when we put them together. So at this point there’s no reason to believe that that would be increased meaningfully in the short term.

Robert Lee:  Great. Thanks for taking my questions.

Operator:  And we’ll now hear from Chris Harris with Wells Fargo.

Chris Harris:  Thank you. On INTECH’s performance, is there any color you can share regarding why the first quarter was so strong and the strategy worked so well then versus the second half of ‘16?

Dick Weil:  Yes this is Dick. I think in the second half of ‘16 from INTECH’s perspective they saw some things that were really unprecedented in their long history. Effectively the correlation amongst different tail risks bit them all at once and they suffered, you know, six months in some of their strategies of 100 basis points-ish of underperformance and they had previously seen episodes of one or two months of 100 basis points a month of underperformance. But they’d never seen six string together. So what you’re really seeing is a reversion to the long term normal pattern in the beginning of this year which was disrupted through a combination of Brexit and Trump last year.

And the way it affected them is things that hadn’t previously been correlated as tail risks sort of all of a sudden became correlated and bit them. Their response to that is to ask okay, how likely is that to happen again and should we have risk management adjustments in place so that, you know, if that happens again we can not experience as dramatic a loss. And they’re doing a whole lot of careful work on understanding that.

You know, I think intuitively we recognize it’s possible that some of these correlations may be higher in a world where passive has a bigger sort of risk-on risk-off momentum effect on some parts of the market. And they’re studying that issue. And, you know, as they do they continuously look to improve their risk management complement to their main investment engine and they’ll continue to study that. And I think there are some lessons to be learned about sort of tail risk and possible volatility out of that period in the second half of last year. But what they’re really looking at this year is sort of a return to more normal conditions.

Chris Harris:  Got it. That’s interesting and maybe a quick one on your fee rate. If INTECH shrinks relative to everything else at Janus is it fair to say that that’s going to put some upward bias on the fee rate?

Jennifer McPeek:  Yes that’s a fair conclusion…

Chris Harris:  All right, thank you.

Jennifer McPeek:  ...in that scenario.

Operator:  Okay, we’ll move on to a question from Craig Siegenthaler with Credit Suisse.

Craig Siegenthaler:  Thanks, good morning. So on the surface the fixed income business is underperforming pretty broadly. But flexible bond is a big contributor here and its underperformance is pretty shallow. So I just wanted to see what is the overall reaction in your client base to the underperformance across fixed income?

Dick Weil:  Thanks, Craig, for that question. Let’s just start with some facts. The fixed income underperformance is pretty modest as you note. And in particular I want to call attention and actually congratulate those folks on a one-year basis since Gibson Smith left at the end of the first quarter of last year, our balanced fund is 135 basis points ahead of its index, our Core Plus fund is 91 basis points ahead of its index, our Short Term Bond fund is 36 basis points ahead of its index. So they’ve done some really good work since the end of that first quarter.

Sadly that first quarter of last year was a painful period for their strategy. But I think, you know, I think they are doing pretty well particularly over this last 12 months and we’re optimistic that their clients are pretty well treated and should be satisfied with their performance and that that one year period is obviously a sensitive period after a change in staffing and leadership with Gibson’s departure. And they have, I think, proven their ability to perform very well in that new form. So I think that’s super important. And we’re looking forward, as we have been, we’re looking forward to, you know, a really a bright future with that fixed income team.

Chris Harris:  Thank you and then just my follow up on Henderson. We once saw the negative flows continue in the retail business in 2017 although they have improved a little bit. And most of their larger funds look to be underperforming. So I wanted to see how that business is performing versus your expectations. And also which of their products are you sort of most excited to sell through the Janus pipes?

Dick Weil:  Yes I guess on that second one I sort of tried to address it already. Apologies if I didn’t hit you with the answer you wanted. But I think I have covered that.

On the first one, you know, we have all been in this business a while and we have seen performance move around. They had a particularly good four or five years leading into the signing of this deal and we recognized that that’s going to move around a little bit.

I think their performance is a little bit softer than that since that point and sort of selfishly I wish that were different. I would like to be entering this new world, the new merger with white hot track records. But looking at it more realistically as an adult I think they are doing fine.

What has really happened primarily on their flows is I think they have industry trends in the U.K. and in Europe that have not been particularly supportive. And that is ameliorated a lot I guess based on their comments in the most recent time period.

So that seems to be getting better in listening to what Andrew was saying on their call. So I don’t have any independent information outside of that.

But we are not doing this deal for, you know, sort of today’s outcome. What we are really looking at, what I am really looking at is, are these really the good people we thought they were? And together do we really form a powerful combination that we were anticipating?

And their processes are strong. Their people are really good. Their market opportunities are terrific. And so the more I have learned the more it’s confirmed this basic notion that fundamentally we are going to have better distribution, we are going to have better economics, we are going to have a broader and deeper investment team. And that makes us a better firm.

And so you know just increasing confidence in that and little wiggles around investment performance certainly don’t change that view.

Chris Harris:  Thank you.

Operator:  We will move to a question from Michael Cyprys with Morgan Stanley.

Michael Cyprys:  Hi, good morning. Thanks for taking the question. Just on coming back to INTECH, sorry to come back there, just understanding that strategy scale in and out of favor at different points of this cycle and what not as you noted, I guess just probably how are you thinking about the persistency of the asset base here for INTECH? And what changes could be put in place to help address, improve that persistency of the asset base or even overall value proposition?

Dick Weil:  Well you know the main investment engine of INTECH is a very specialized thing. And there is not a whole lot I can do to offer you know helpful advice or complementary insights to the work of Adrian and Vassilios and the team of experts at INTECH.

On the other hand, in communication, in marketing and how they position for the marketplace, you know, we have been historically been able to work together and hopefully I have been a constructive sounding board amongst many others here in terms of how they communicate, explain and market their work.

And, look, at a time like this when you are facing some tough performance there is nothing more important than communication. INTECH is spending a huge amount of time and effort and energy making sure their communication is as good as humanly possible. And we are trying to help support them in that.

So I would say our biggest contribution is to try and be a supportive partner and work with them to make sure those communications and explanations are as absolutely clear and transparent and strong as they can be.

And we have had a lot of people here working in partnership with INTECH on those elements. Frankly I wish I could help on the investment side but that is not realistic.

Michael Cyprys:  Okay thanks. And just follow up. Changing topics here. Just fundamental equities. The pace of outflows in that business looked a little bit elevated. About 28% outflow rate noted on page 9 and that is a bit elevated relative to the 20% to 24% that we have seen over the past few quarters. So just any notable, lumpy redemptions there on the fundamental side? Any color on what is driving that? This is typically a seasonally stronger quarter in the first quarter generally for the industry?

Dick Weil:  No I don’t have any particular color on that. I mean I guess what I would do is compared to industry trends and try to see if there is a lesson there. But other than that I don’t have any, there is nothing particular I would call out in terms of large lumps.

Michael Cyprys:  Okay thanks.

Operator:  Our next question comes from Michael Carrier with Bank of America Merrill Lynch. Mr. Carrier your line is open. Mr. Carrier are you there sir? Hearing no response we will move onto our next caller in queue. Our next question will come from Bill Katz with Citi.

Bill Katz:  Okay thank you very much for taking the questions. Good morning everybody. Sorry to belabor this discussion. But on INTECH I am sort of curious, thank you for the extra data it is very helpful, on page 14 you highlighted, I think, Dick, you mentioned in your comments that if you look at the last 589 periods you have 65% of the time outperforming. What is that relative to peers? If you have the same kind of data set? And then how was the product priced compared to peers?

Dick Weil:  I hate to give you a lawyer’s answer to this. I am struggling to find a straightforward way. It depends on how you define peers, is really the answer. And I don’t have specifics. Because of that I don’t have a great set of specifics.

I mean, you can look at Morningstar universes. You can look at quantitative managers. You can cut this thing a lot of ways as you probably know at least as well as I do.

If you look at active managers, you know, compared to active managers in the universe their track records are pretty strong and their fees are pretty low.

If you look at quantitative managers, I don’t have a really good cross sectional set of similar data for all the quantitative managers and I really couldn’t give you a perfect answer to that.

But against the broad universes of active managers, their track records look pretty good and their fees look pretty low. So you know hopefully that is enough of an answer to point you in the right direction.

Bill Katz:  Okay that is helpful. And then second question I have is you had mentioned you are feeling good about the traction of the combination. Is that just based on your conversations with your Henderson counterpart? Or are you actually starting to get that kind of feedback from the distributors? And if that is the case, the latter, where, like, geographically do you think you could see the earliest traction? I know you mentioned ((inaudible)) longer game I understand that. But where are you getting like the most sort of I would say momentum on the third party side?

Dick Weil:  Yes, you know I tried to answer that momentum question earlier. I will say it again. Look our biggest muscles are the things that are most significant that we can add are probably our U.S. retail distribution and our relationships in Japan. And that is the place that we are most focused on delivering help in size.

And then we both have pretty good starts down in Australia and I think there is work that we can both do to support each other down there as well.

And then you know depending on what happens with Brexit and France and a bunch of other stuff, we are hopeful that the European market doesn’t go the wrong way and that Henderson can help us both in U.K. retail and then across the continent.

You know those are the places where I think the best opportunities are. As I mentioned we have sales training ongoing in both organizations, cross training around each other’s products, and the feedback from that is increasing enthusiasm. That is what I am hearing from our people reported, you know, from that process and that is certainly encouraging.

But again I want to caution you that I don’t read that encouraging feedback as saying on day one there is a new flood starting. Sales is a process. Relationships take time.

This is going to take some time to introduce these new products, these new track records, these new investment teams to existing relationships. And so you know it is not a day one thing.

Bill Katz:  Okay thank you guys.

Operator:  And our last question will come from Michael Carrier with Bank of America Merrill Lynch.

Michael Carrier:  Hey guys can you hear me now?

Dick Weil:  Yes.

Jennifer McPeek:  Yes.

Michael Carrier:  All right thanks. Just two last questions. First just on the sales side, I think last quarter you had a win on the fixed income. Just wanted to see if there was anything, you know, that was, kind of, outside of this quarter?

And I think on the U.S. intermediary, just wondering given the strength that you saw this quarter versus the industry if there were any changes, you know, on some of the distribution platforms in terms of the products, you know, being offered or ratings.

Dick Weil:  Well I guess as Jennifer pointed out I think in the U.S. intermediary sub channel, this is the fourth quarter of taking market share in a row. We have good muscles. That is some of our best muscles to reach clients. And they are generating strong gross sales rates as they have been.

And no I don’t think it is a change. I think it is the sort of the continuous hard work of a really good team of people in that market segment. But I don’t think I can call out any specific change this quarter compared to the past.

Jennifer, I don’t know if you are looking at the numbers and want to complement that with anything.

Jennifer McPeek:  Well I was looking back at our lumpy wins in the quarters to answer your first question, Michael. Yes, I do see a significant win in fixed income in the first quarter. I don’t have any more detail that I can share with you but that continues.

The one in the fourth quarter was really, really large. But there is a couple of nice wins in institutional fixed income.

Michael Carrier:  Okay that is helpful. And then just as a follow up on Kapstream. Just given the remaining stake being brought in, any impact on the P&L? And it is probably too early but just in terms of pro forma thinking about Henderson. Jennifer, anything we should be thinking about in terms of comp ratios and stuff like that in terms of what you typically discuss?

Jennifer McPeek:  Sure. So we have in our, or Henderson has in their circular a reaffirmation of our synergy expectations for the transaction. And we are very confident in achieving the $110 million in cost savings.

That will result in a reduction in comp ratios for the total company. That doesn’t imply that we will be reducing compensation at an individual level but more that we are just going to have fewer headcount per AUM and per revenue.

I think it will probably be in the high 30s going forward. I hope that is helpful. And that calculation is on a gross revenue basis the way Janus calculates it.

Michael Carrier:  Got it and then anything on Kapstream?

Jennifer McPeek:  Sorry what was the question on Kapstream?

Dick Weil:  Cashflow.

Jennifer McPeek:  Oh, on cashflow.

Michael Carrier:  I was just saying because you guys bought in the remaining stake, like, any impact?

Dick Weil:  Oh, Kapstream.

Jennifer McPeek:  So we have brought in the 49% that was remaining, outstanding with Kapstream. And you will see that come through as fully consolidated earnings. We will have a reduction and you saw it this quarter in our non-consolidated income. So just some below line movement to above the line.

Michael Carrier:  Got it.

Jennifer McPeek:  Is that really your question?

Michael Carrier:  Yes that was it.

Jennifer McPeek:  Okay.

Michael Carrier:  All right thanks a lot.

Operator:  And at this time I would like to turn the conference back over to Mr. Weil for any additional or closing remarks.

Dick Weil:  Thank you operator. I will just close by saying, look, the quarter story I think is pretty straightforward. We are having headwinds at INTECH, which, you know, hopefully weren’t too surprising in the sense that we talked about performance in the last half of the year as being seriously challenging. And we are encouraged that they had a good quarter, but obviously that needs to continue.

More encouraging is our quarterly, our continued market share gains in an active equity space and in our intermediary sub-channel. I think we are doing very well there and that is for the Janus Capital Group that has been and continues to be our most important marketplace. And so that is I think a very significant piece of good news.

Also I obviously want to shout out to Perkins with their continued improvement and positive net flows. Well done to them. Well done to Bill Gross and his performance and continuing positive flows in his product which were $200 million of positive in this last quarter.

And so we have a range of bright spots but some challenges as well. As we look to that mix, you know, we are excited about being able to face it with the partnership and integration with our friends at Henderson.

The more we get to know them the more excited we are about the possible combination, possibilities of the combination between us. We are just going to be a better firm.

And so we will have better distribution, we will have better economics and we will have a broader and somewhat deeper investment team. And the combination of those things really does position us to face the future with greater strength and to do better at capturing future opportunities.

So that is where we stand. I appreciate your attention today and I look forward to talking to you as Janus Henderson in a future period. Thanks operator.

Operator:  Thank you. This does conclude today’s conference call.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a substitute for the definitive proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group has filed and the SEC has declared effective, a definitive registration statement on Form F-4 that contains a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q.  Copies of the proxy statement have been mailed to the shareholders of Janus Capital Group.  Copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.